Exhibit 99.34

FORM 13-502F1
CLASS 1 AND CLASS 3B REPORTING ISSUERS – PARTICIPATION FEE

MANAGEMENT CERTIFICATION

I, Kevin Wilson, an officer of the reporting issuer noted below have examined this Form 13-502F1 (the **Form**) being submitted hereunder to the Ontario Securities Commission and certify that to my knowledge, having exercised reasonable diligence, the information provided in the Form is complete and accurate.

(s) "Kevin Wilson"
Name: Kevin Wilson
Title: CFO

June 28, 2023
Date:

Reporting Issuer Name: VERSES AI Inc.

End date of previous financial year: March 31, 2023

Type of Reporting Issuer: ☑ **Class 1 reporting issuer** ☐ **Class 3B reporting issuer**

Highest Trading Marketplace: CBOE Canada Exchange
(refer to the definition of "highest trading marketplace" under OSC Rule 13-502 *Fees*)

Market value of listed or quoted equity securities:
(in Canadian Dollars - refer to section 7.1 of OSC Rule 13-502 *Fees*)

Equity Symbol VERS.WT.A

1st Specified Trading Period (dd/mm/yy) 23/01/2023 to 31/03/2023
(refer to the definition of "specified trading period" under OSC Rule 13-502 *Fees*)

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace $0.60 (i)

Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period 17,368,699 (ii)

Market value of class or series (i) x (ii) $10,421,219 (A)

2nd Specified Trading Period (dd/mm/yy) ________ to ________
(refer to the definition of "specified trading period" under OSC Rule 13-502 *Fees*)

Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$__________ (iii)
Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		__________ (iv)
Market value of class or series	(iii) x (iv)	$__________ (B)
3rd Specified Trading Period (dd/mm/yy) (refer to the definition of "specified trading period" under OSC Rule 13-502 *Fees*)		__________ to __________
Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$ __________ (v)
Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		__________ (vi)
Market value of class or series	(v) x (vi)	$__________ (C)
4th Specified Trading Period (dd/mm/yy) (refer to the definition of "specified trading period" under OSC Rule 13-502 *Fees*)		__________ to __________
Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		__________ (vii)
Number of securities in the class or series of such security outstanding at the end of the last trading day of the specified trading period		__________ (viii)
Market value of class or series	(vii) x (viii)	$__________ (D)
5th Specified Trading Period (dd/mm/yy) (if applicable - refer to the definition of "specified trading period" under OSC Rule 13-502 *Fees*)		__________ to __________
Closing price of the security in the class or series on the last trading day of the specified trading period in which such security was listed or quoted on the highest trading marketplace		$__________ (ix)
Number of securities in the class or series of such		__________ (x)

security outstanding at the end of the last trading day of the specified trading period

Market value of class or series	(ix) x (x)	$	(E)

Average Market Value of Class or Series
(Calculate the simple average of the market value of the class or series of security for each applicable specified trading period (i.e. A through E above))

$10,421,219 **(1)**

(Repeat the above calculation for each other class or series of equity securities of the reporting issuer (and a subsidiary pursuant to paragraph 2.8(1)(c) of OSC Rule 13-502 *Fees*, if applicable) that was listed or quoted on a marketplace at the end of the previous financial year)

Fair value of outstanding debt securities:
(See paragraph 2.8(1)(b), and if applicable, paragraph 2.8(1)(c) of OSC Rule 13-502 *Fees*) $ **(2)**

(Provide details of how value was determined)

Capitalization for the previous financial year	(1) + (2)	$ 10,421,219

Participation Fee $ 1,070
(For Class 1 reporting issuers, from Appendix A of OSC Rule 13-502 *Fees*, select the participation fee)

(For Class 3B reporting issuers, from Appendix A.1 of OSC Rule 13-502 *Fees*, select the participation fee)

Late Fee, if applicable
(As determined under section 2.7 of OSC Rule 13-502 *Fees*) $

Total Fee Payable
(Participation Fee plus Late Fee) $ 1,070